SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K relates to the document submitted under previous 6-K (file number: 001-07628) filed on June 1, 2016.

Contents

Exhibit 1:

On June 10, 2016, Honda Motor Co., Ltd. (the “Company”) reported that it made partial corrections to information in the Consolidated Financial Results for the fiscal year ended March 31, 2016, which was announced on May 13, 2016. No corrections were made to the financial figures.

Exhibit 2:

On June 10, 2016, the Company reported that it made partial corrections to the “Notice of Convocation of the 92nd Ordinary General Meeting of Shareholders”, which was published on the company’s website on May 27, 2016 and sent to shareholders on May 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 13, 2016

[Translation]

June 10, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

(Correction) Notice of Partial Correction to

the Consolidated Financial Results for the Fiscal Year Ended March 31, 2016

Honda Motor Co., Ltd. reported today that it made partial corrections to information in the Consolidated Financial Results for the fiscal year ended March 31, 2016, which was announced on May 13, 2016. No corrections were made to the financial figures.

Particulars

[Corrections]

The corrections are underlined below.

1.	Page 6: Fiscal Year Results

[Before Correction]

Consolidated sales revenue for the year amounted to JPY 14,601.1 billion, an increase of 9.6% from the previous fiscal year, due primarily to increased revenue in automobile and financial services business operations, despite decreased revenue from unfavorable foreign currency translation effects.

[After Correction]

Consolidated sales revenue for the year amounted to JPY 14,601.1 billion, an increase of 9.6% from the previous fiscal year, due primarily to increased revenue in automobile and financial services business operations.

2.	Page 7, 8: Business Segment

[Before Correction]

Automobile Business

In automobile business operations, sales revenue from sales to external customers increased by 10.6%, to JPY 10,625.4 billion from the previous fiscal year due mainly to an increase in consolidated unit sales, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 153.3 billion, a decrease of 45.2% from the previous fiscal year, due primarily to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite increased in sales volume and model mix as well as continuing cost reduction efforts.

Financial Services Business

Sales revenue from customers in the financial services business operations increased by 18.0%, to JPY 1,835.6 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit decreased by 1.6% to JPY 199.3 billion from the previous fiscal year due mainly to increased SG&A expenses.

Power Product and Other Businesses

Sales revenue from sales to external customers in power product and other businesses increased 3.8%, to JPY 334.7 billion from the previous fiscal year, due mainly to increased sales revenue in other businesses, despite decreased revenue from unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 31.1 billion, a decline of JPY 27.2 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in other businesses.

[After Correction]

Automobile Business

In automobile business operations, sales revenue from sales to external customers increased by 10.6%, to JPY 10,625.4 billion from the previous fiscal year due mainly to an increase in consolidated unit sales. Operating profit totaled JPY 153.3 billion, a decrease of 45.2% from the previous fiscal year, due primarily to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite increased in sales volume and model mix as well as continuing cost reduction efforts.

Financial Services Business

Sales revenue from customers in the financial services business operations increased by 18.0%, to JPY 1,835.6 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles. Operating profit decreased by 1.6% to JPY 199.3 billion from the previous fiscal year due mainly to increased SG&A expenses.

Power Product and Other Businesses

Sales revenue from sales to external customers in power product and other businesses increased 3.8%, to JPY 334.7 billion from the previous fiscal year, due mainly to increased sales revenue in other businesses. Honda reported an operating loss of JPY 31.1 billion, a decline of JPY 27.2 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in other businesses.

3.	Page 9: Geographical Information

[Before Correction]

In North America, sales revenue increased by 18.6%, to JPY 8,537.0 billion from the previous fiscal year due mainly to increased revenue in automobile and financial services business operations, despite unfavorable foreign currency translation effects. Operating profit totaled JPY 210.8 billion, an increase of 16.2% from the previous fiscal year due mainly to an increase in profit attributable to increased sales revenue and model mix, despite increased SG&A expenses, including quality related expenses, as well as unfavorable foreign currency effects.

In Europe, sales revenue increased by 7.2%, to JPY 776.0 billion from the previous fiscal year due mainly to increased revenue in automobile business operations, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 18.7 billion, an increase of JPY 41.3 billion from the previous fiscal year due mainly to increase in sales volume profit attributable to increased sales revenue and model mix, despite an increased SG&A expenses as well as unfavorable foreign currency effects.

In Asia, sales revenue increased by 6.2%, to JPY 3,535.3 billion from the previous fiscal year mainly due to increased revenue in automobile and motorcycle business operations, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit increased by 20.3%, to JPY 335.5 billion from the previous fiscal year due mainly to continuing cost reduction efforts, an increase in profit attributable to increased sales revenue and model mix, and favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 14.9%, to JPY 808.6 billion from the previous fiscal year mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Honda reported an operating loss of JPY 8.3 billion, a decrease of JPY 48.4 billion from the previous fiscal year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects, despite continuing cost reduction efforts.

[After Correction]

In North America, sales revenue increased by 18.6%, to JPY 8,537.0 billion from the previous fiscal year due mainly to increased revenue in automobile and financial services business operations. Operating profit totaled JPY 210.8 billion, an increase of 16.2% from the previous fiscal year due mainly to an increase in profit attributable to increased sales revenue and model mix, despite increased SG&A expenses, including quality related expenses, as well as unfavorable foreign currency effects.

In Europe, sales revenue increased by 7.2%, to JPY 776.0 billion from the previous fiscal year due mainly to increased revenue in automobile business operations. Operating profit totaled JPY 18.7 billion, an increase of JPY 41.3 billion from the previous fiscal year due mainly to increase in sales volume profit attributable to increased sales revenue and model mix, despite an increased SG&A expenses as well as unfavorable foreign currency effects.

In Asia, sales revenue increased by 6.2%, to JPY 3,535.3 billion from the previous fiscal year mainly due to increased revenue in automobile and motorcycle business operations. Operating profit increased by 20.3%, to JPY 335.5 billion from the previous fiscal year due mainly to continuing cost reduction efforts, an increase in profit attributable to increased sales revenue and model mix, and favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 14.9%, to JPY 808.6 billion from the previous fiscal year mainly due to decreased revenue in motorcycle business operations. Honda reported an operating loss of JPY 8.3 billion, a decrease of JPY 48.4 billion from the previous fiscal year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects, despite continuing cost reduction efforts.

[Translation]

June 10, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Partial Corrections to “Notice of Convocation of the 92nd

Ordinary General Meeting of Shareholders”

Honda Motor Co., Ltd. reported today that it made partial corrections to the “Notice of Convocation of the 92nd Ordinary General Meeting of Shareholders”, which was published on the company’s website on May 27, 2016 and sent to shareholders on May 30, 2016. Details are shown below.

Particulars

[Corrections]

The corrections are underlined below.

1.	Page 19: 1. OUTLINE OF BUSINESS (1) Review of Operations

[Before Correction]

Consolidated sales revenue for the year amounted to JPY 14,601.1 billion, an increase of 9.6% from the previous fiscal year, due primarily to increased revenue in automobile and financial services business operations, despite decreased revenue from unfavorable foreign currency translation effects.

[After Correction]

Consolidated sales revenue for the year amounted to JPY 14,601.1 billion, an increase of 9.6% from the previous fiscal year, due primarily to increased revenue in automobile and financial services business operations.

2.	Page 20: 1. OUTLINE OF BUSINESS (1) Review of Operations

“Automobile Business”

[Before Correction]

In automobile business operations, sales revenue from sales to external customers increased by 10.6%, to JPY 10,625.4 billion from the previous fiscal year due mainly to an increase in consolidated unit sales, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit totaled JPY 153.3 billion, a decrease of 45.2% from the previous fiscal year, due primarily to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite increased in sales volume and model mix as well as continuing cost reduction efforts.

[After Correction]

In automobile business operations, sales revenue from sales to external customers increased by 10.6%, to JPY 10,625.4 billion from the previous fiscal year due mainly to an increase in consolidated unit sales. Operating profit totaled JPY 153.3 billion, a decrease of 45.2% from the previous fiscal year, due primarily to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite increased in sales volume and model mix as well as continuing cost reduction efforts.

3.	Page 20: 1. OUTLINE OF BUSINESS (1) Review of Operations

“Financial Services Business”

[Before Correction]

Sales revenue from customers in the financial services business operations increased by 18.0%, to JPY 1,835.6 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles, despite decreased revenue from unfavorable foreign currency translation effects. Operating profit decreased by 1.6% to JPY 199.3 billion from the previous fiscal year due mainly to increased SG&A expenses.

[After Correction]

Sales revenue from customers in the financial services business operations increased by 18.0%, to JPY 1,835.6 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles. Operating profit decreased by 1.6% to JPY 199.3 billion from the previous fiscal year due mainly to increased SG&A expenses.

4.	Page 21: 1. OUTLINE OF BUSINESS (1) Review of Operations

“Power Product and Other Businesses”

[Before Correction]

Sales revenue from sales to external customers in power product and other businesses increased 3.8%, to JPY 334.7 billion from the previous fiscal year, due mainly to increased sales revenue in other businesses, despite decreased revenue from unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 31.1 billion, a decline of JPY 27.2 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in other businesses.

[After Correction]

Sales revenue from sales to external customers in power product and other businesses increased 3.8%, to JPY 334.7 billion from the previous fiscal year, due mainly to increased sales revenue in other businesses. Honda reported an operating loss of JPY 31.1 billion, a decline of JPY 27.2 billion from the previous fiscal year, due mainly to an increase in operating costs and expenses in other businesses.